

June 28, 2013

Via E-mail
Mr. G. Tyson Tuttle
President and Chief Executive Officer
Silicon Laboratories Inc.
400 West Cesar Chavez, Austin, Texas 78701

> **Re: Silicon Laboratories Inc.**
> **Form 10-K for the Fiscal Year Ended December 29, 2012**
> **Filed February 1, 2013**
> **File No. 0-29823**

Dear Mr. Tuttle:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 29, 2012

Results of Operations, page 32

1.   Please tell us, and revise future filings to clarify, the reasons underlying the changes to the line items you discuss, including any material offsetting factors. For example, your disclosure on page 33 regarding increased revenues due to increased unit volumes and average selling prices implies that each of the product categories and products within those categories as mentioned on pages 3-4 experienced increases consistent with such disclosure. It appears, however, from management's 4th quarter earnings call that your broad-based and broadcast product categories experienced revenue increases, while revenue from your access product category decreased. It also appears that several of the products you list as within those categories experienced significant changes, such as your MCUs. We also note from management's 1st quarter earnings call the offset to revenue related to your legacy touch business, which appears to have resulted from your decision to exit that business. Please include in your response and revised disclosure in future

filings the reasons for the increases or decreases underlying the revenue changes for your products and product categories, to the extent material.

2.   As a related matter, where you attribute changes in gross margin to "changes in product mix," please clarify how product mix changed. For example, did a product or product category with lower gross margins become a greater proportion of your revenues? If so, describe the material reason for that increase. In this regard, given your disclosure beginning on page 3 regarding product categories and products within those categories, as well as your disclosure here regarding "product mix," please tell us, and revise future filings to include, the three-year revenue information required by Regulation S-K Item 101(c)(1)(i).

Signatures, page 52

3.   The Form 10-K does not indicate whether your principal accounting officer has signed the filing. Please refer to Form 10-K, General Instructions D.2 and confirm that you will revise future filings, as applicable, to identify and include the signature of your principal accounting officer.

Notes to Consolidated Financial Statements, page F-8

Note 17 – Income Taxes, page F-40

4.   In future filings, please disclose the components of income (loss) before income tax expense (benefit) as either domestic or foreign. Refer to Rule 4-08(h)(1) of Regulation S-X.

Note 18 – Segment Information, page F-44

5.   We note in your press release on Form 8-K filed January 30, 2013 describing your results of operations for the fiscal quarter and year ended December 29, 2012. In this, you separately refer to your broad-based, access and broadcast businesses. Please tell us how you considered the requirements of Topic 280 with regard to operating and reporting segments in your financial statements for these businesses. Specifically address paragraphs 280-10-50-1 and -50-11 of the FASB Accounting Standards Codification as part of your response. In this regard, please provide us with a summary of the financial information that is provided to your chief operating decision maker.

6.   Further to the above, please tell us how you have considered the requirements of FASB ASC 280-10-50-40 as it relates to your broad-based, access and broadcast products. In this regard, we note your discussion of the results of operations for the fiscal quarter ended March 30, 2013 includes reference to the changes in revenue from broad-based and

broadcast products. Tell us whether such product revenue information is part of the financial information used to produce your general-purpose financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Gary Newberry at (202) 551-3761 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or Geoff Kruczek at (202) 551-3641 if you have questions on other comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief